UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Motorcar Parts of America, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

620071100

(CUSIP Number)

Michael Braner

325 Capital LLC

200 Park Avenue 17th Floor

New York, NY 10016

(646) 774-2904

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 620071100

1	NAME OF REPORTING PERSON

325 Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		315,361
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

315,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

315,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 620071100

1	NAME OF REPORTING PERSON

325 Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		315,361
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

315,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

315,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 620071100

1	NAME OF REPORTING PERSON

325 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,893,245
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,893,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,893,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 620071100

1	NAME OF REPORTING PERSON

Michael Braner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,893,245
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,893,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,893,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 620071100

1	NAME OF REPORTING PERSON

Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,893,245
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,893,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,893,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 620071100

1	NAME OF REPORTING PERSON

Anil Shrivastava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,893,245
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,893,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,893,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 620071100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 5. The aggregate purchase price for the 315,361 Shares beneficially owned directly by 325 Master Fund is approximately $5,219,103. The aggregate purchase price for the 1,577,884 Shares beneficially owned by 325, as the investment manager of the SMAs, is approximately $22,449,633 (inclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the respective capital of the clients of 325 Master Fund and 325.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)	As of the close of business on August 21, 2023, the Reporting Persons beneficially owned an aggregate of 1,893,245 Shares, which represented 9.6% of the outstanding Shares, based upon 19,753,585 Shares outstanding as of August 1, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.
(b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,893,245
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,893,245
(c)	Since the filing of Amendment No. 3 to the Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Schedule A.

8

CUSIP No. 620071100

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2024

325 CAPITAL MASTER FUND LP

By:	325 Capital GP, LLC, its General Partner

By:	/s/ Michael Braner
	Name:	Michael Braner
	Title:	Managing Member

325 CAPITAL GP LLC

By:	/s/ Michael Braner
	Name:	Michael Braner
	Title:	Managing Member

325 CAPITAL LLC

By:	/s/ Michael Braner
	Name:	Michael Braner
	Title:	Managing Partner

MICHAEL BRANER

By:	/s/ Michael Braner
	Name:	Michael Braner

DANIEL FRIEDBERG

By:	/s/ Daniel Friedberg
	Name:	Daniel Friedberg

9

CUSIP No. 620071100

ANIL SHRIVASTAVA

By:	/s/ Anil Shrivastava
	Name:	Anil Shrivastava

10

CUSIP No. 620071100

SCHEDULE A

Transactions in Shares of the Issuer since the Filing of Amendment No. 3 to the Schedule 13D
(all purchases and sales effected on the NASDAQ except as indicated below)

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

325 Capital Master Fund LP

Purchase of Common Stock	467	$6.1000[1]	08/14/2024
Purchase of Common Stock	59	$6.2400[2]	08/15/2024
Purchase of Common Stock	3,335	$6.2000[3]	08/16/2024
Purchase of Common Stock	8,941	$6.0500[4]	08/19/2024
Purchase of Common Stock	9,217	$6.2700[5]	08/21/2024

325 Capital LLC (through the SMAs)

Purchase of Common Stock	7,131	$6.1000[1]	08/14/2024
Purchase of Common Stock	896	$6.2400[2]	08/15/2024
Purchase of Common Stock	50,953	$6.2000[3]	08/16/2024
Purchase of Common Stock	136,608	$6.0500[4]	08/19/2024
Purchase of Common Stock	603	$6.2700[5]	08/21/2024

1 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $6.0950 to $6.1000 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $6.2200 to $6.2500 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $6.1950 to $6.4100 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $6.000 to $6.2800 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $6.0000 to $6.2800 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 5.